Exhibit 99.1

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED June 30, 2025 and 2024

Contents	Page(s)

Unaudited Interim Condensed Consolidated Balance Sheets	F-2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	F-4
Unaudited Interim Condensed Consolidated Statement of Changes in Equity	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7 – F-14

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	Note	As of June 30, 2025	As of December 31, 2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	3	$23,452,268	$21,936,422
Restricted cash	3	7,059	27,642
Trade receivables, net		5,002,723	5,922,345
Other current assets		2,684,427	2,291,439
Withholding tax receivable, net		416,975	393,960
Inventories		287,812	274,854
Other financial assets at amortized cost		76,440	-
Total current assets		31,927,704	30,846,662

Non-current assets:
Restricted cash	3	1,517,155	1,432,738
Property, plant and equipment		3,282,609	3,183,856
Right-of-use assets		2,448,872	2,268,022
Intangible assets, net	4	2,125,975	2,300,951
Goodwill		411,862	411,862
Withholding tax receivable, net		2,460,829	1,967,826
Deferred tax assets, net		1,305,423	1,281,531
Other non-current assets		2,028,231	998,971
Total non-current assets		15,580,956	13,845,757
Total assets		$47,508,660	$44,692,419

Liabilities and Equity
Current liabilities:
Trade payables and other current liabilities		$4,527,716	$4,549,364
Borrowings		-	44,232
Current portion of operating lease liabilities		1,432,441	1,574,537
Current portion of finance lease liabilities, net		105,314	96,372
Total current liabilities		6,065,471	6,264,505

Non-current liabilities:
Operating lease liabilities		1,085,675	768,174
Finance lease liabilities, net		302,863	121,746
Provision for employee benefits		5,830,087	5,548,726
Total non-current liabilities		7,218,625	6,438,646
Total liabilities		13,284,096	12,703,151

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 21,821,589 shares at June 30, 2025; issued and outstanding 17,808,974 shares at December 31, 2024	5	2,618,626	2,137,108
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		96,363,125	93,102,042
Legal reserve	7	223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(66,440,917)	(64,204,840)
Accumulated other comprehensive income		1,310,798	590,981
Capital & reserves attributable to equity holders of the Company		34,276,168	32,049,827
Non-controlling interests		(51,604)	(60,559)
Total equity		34,224,564	31,989,268
Total liabilities and equity		$47,508,660	$44,692,419

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2025	2024
		(Unaudited)	(Unaudited)
Revenue	9	$18,207,186	$17,566,844
Cost of sales		(15,252,223)	(14,327,094)
Gross profit		2,954,963	3,239,750

Stock-based compensation expenses		(149,595)	(172,655)
(Provision for) Recovery of withholding tax receivable		(40,984)	32,980
Provision for expected credit loss on trade and other receivables		(15,986)	(184,180)
Impairment loss on goodwill		-	(30,467)
Research and Development expenses		(522,503)	(106,835)
Selling, general and administrative expenses	6	(4,706,656)	(4,860,455)
Operating loss from continuing operations		(2,480,761)	(2,081,862)

Other income, net		70,548	50,881
Foreign exchange losses, net		(19,066)	(49,041)
Finance income, net		250,334	179,927
Loss before income tax from continuing operations		(2,178,945)	(1,900,095)

Provision for income tax (expense) benefit		(48,177)	22,949
Net loss for the period from continuing operations		(2,227,122)	(1,877,146)

Discontinued operations:
Net gain for the period from discontinued operations		-	38,719
Net loss for the period		(2,227,122)	(1,838,427)
Less: net profit attributable to non-controlling interests		8,955	9,167
Net loss attributable to equity holders of the Company		$(2,236,077)	$(1,847,594)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(0.11)	$(0.18)

Loss per share from continuing operations
Basic and diluted loss attributable to the equity holders of the Company		$(0.11)	$(0.19)

Weighted average number of shares used in computation:
Basic and diluted		19,996,747	9,991,600

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net loss for the period	$(2,227,122)	$(1,838,427)
Currency translation differences	719,817	(775,698)
Total comprehensive loss for the period	$(1,507,305)	$(2,614,125)

Attributable to:
Equity holders of the Company	$(1,512,947)	$(2,631,861)
Non-controlling interests	5,642	17,736
	$(1,507,305)	$(2,614,125)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

(Expressed in U.S. Dollars)

							Accumulated
	Number of Shares	Amount ($0.12 par)	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Other Comprehensive Income	Accumulated Deficit	Non- controlling Interests	Total Equity

Balance as of December 31, 2023	9,830,373	$1,179,680	$(50,000)	$80,983,164	$223,500	$251,036	$985,120	$(58,340,675)	$(79,050)	$25,152,775

Currency translation adjustments	-	-	-	-	-	-	(775,698)	-	-	(775,698)
Disposal of a subsidiary (Note 5)	(1,091)	(131)	-	(2,651)	-	-	-	-	(974)	(3,756)
Issuance of ordinary shares for stock-based compensation (Note 5)	408,000	48,960	-	1,031,394	-	-	-	-	-	1,080,354
Net loss for the period	-	-	-	-	-	-	-	(1,847,594)	9,167	(1,838,427)

Balance as of June 30, 2024 (Unaudited)	10,237,282	$1,228,509	$(50,000)	$82,011,907	$223,500	$251,036	$209,422	$(60,188,269)	$(70,857)	$23,615,248

Balance as of December 31, 2024	17,808,947	$2,137,108	$(50,000)	$93,102,042	$223,500	$251,036	$590,981	$(64,204,840)	$(60,559)	$31,989,268

Foreign currency translation difference	-	-	-	-	-	-	719,817	-	-	719,817
Stock-based compensation (Note 5)	1,457,756	174,931	-	50,069	-	-	-	-	-	225,000
Issuance of ordinary shares through At the Market Offering (Note 5)	2,554,886	306,587	-	3,211,014	-	-	-	-	-	3,517,601
Net loss for the period	-	-	-	-	-	-	-	(2,236,077)	8,955	(2,227,122)

Balance as of June 30, 2025 (Unaudited)	21,821,589	$2,618,626	$(50,000)	$96,363,125	$223,500	$251,036	1,310,798	(66,440,917)	(51,604)	34,224,564

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss from continuing operations	$(2,227,122)	$(1,877,146)
Net gain from discontinued operations	-	38,719
Net loss	(2,227,122)	(1,838,427)
Adjustments for:
Depreciation and Amortization of fixed and intangible assets	1,700,784	1,556,922
Stock-based compensation expenses	149,595	172,655
Provision for (Recovery of) withholding tax receivable	40,984	(32,980)
Provision for expected credit loss on trade and other receivables, net	15,986	184,180
Impairment loss on goodwill	-	30,467
Netting off related parties’ balances	-	(690,487)
Finance income, net	(250,334)	(179,263)
Deferred income taxes	48,177	(101,998)
Loss (Gain) from assets disposal	231	(31,577)
Gain from disposal of a subsidiary	-	(3,607)
Changes in operating assets and liabilities:
Decrease (Increase) in trade and other receivables	1,193,423	(90,891)
Increase in other assets	(1,144,739)	(1,005,338)
Decrease in inventories	42,872	114,223
Decrease in restricted cash	20,275	186,971
Decrease in Trade and other payables and other current liabilities	(182,399)	(437,966)
(Increase) Decrease in withholding tax receivable	(407,260)	227,903
(Decrease) Increase in provision for employee benefits	(41,570)	13,428
Net cash used in operating activities	(1,041,097)	(1,925,785)

Cash flows from investing activities
Acquisition of property, plant and equipment	(482,658)	(34,442)
Proceeds from sale of property, plant and equipment	1,405	27,805
Acquisition of intangible assets	-	(114,224)
Disposal of a subsidiary, net of cash disposed	-	(28,186)
Interest received	331,762	283,750
Payments for financial assets at amortized cost	(76,440)	-
Net cash (used in) generated from investing activities	(225,931)	134,703

Cash flows from financing activities
Proceeds from issue of shares	3,491,850	-
Repayment of related party borrowings	-	(3,304,787)
Repayment of bank borrowings	(45,296)	(252,717)
Payment of lease liabilities	(877,856)	(877,553)
Net cash generated from (used in) financing activities	2,568,698	(4,435,057)

Net increase (decrease) in cash and cash equivalents,	1,301,670	(6,226,139)
Effect of movements in exchange rates on cash held	214,176	(58,513)
Cash and cash equivalents at January 1	21,936,422	20,263,869
Cash and cash equivalents at June 30	$23,452,268	$13,979,217

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company that was incorporated, and is domiciled, in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

The following diagram illustrates the Company’s legal entity ownership structure as of June 30, 2025:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied for the six months ended June 30, 2025 and 2024 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2024 and 2023, as described in those audited consolidated financial statements. The interim condensed consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited condensed consolidated financial statements. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2025.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

Going Concern basis

As of June 30, 2025, the Company has incurred an accumulated deficit of $66.4 million. For the six months ended June 30, 2025, the Company had a net loss from continuing operations of $2.2 million and net operating cash outflow of $1.0 million. The principal sources of funding have historically been cash contributions from equity and debt financings. For the six months ended June 30, 2025, the Company issued 2.6 million Ordinary Shares pursuant to the 2024 at the market offering (the “ATM offering”) for gross proceeds of $3.7 million. As of June 30, 2025, the Company had cash and cash equivalents of approximately $23.5 million. Taking this into consideration, the Company believes it will have sufficient available financial resources to meet its obligations and working capital requirements for at least in the next twelve months from the date of issuance of these financial statements. Accordingly, the Company considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

2.2	Basis of consolidation

The consolidated statements of profit or loss and other comprehensive loss, statements of changes in equity and statements of cash flows of the Company for the relevant periods include the results and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The interim condensed consolidated balance sheet of the Company as of June 30, 2025 has been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Critical accounting estimate and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2024.

On September 23, 2025, the interim condensed consolidated financial statements were approved by the audit committee and board of directors.

2.4	Foreign currency translation

The consolidated financial statements are prepared in USD, which is the reporting currency. The functional currency of significant subsidiaries are as follows, the subsidiaries located in Thailand is Thai Baht (“Baht” or “THB”), the functional currency of subsidiaries located in Hong Kong is Hong Kong dollar (“HKD”) and the functional currency of subsidiaries located in mainland China is Chinese Renminbi (“RMB”).

The currency exchange rates and the entities that significantly impact our business are shown in the following table:

	Period End Rate		Average Rate
	June 30,	December 31,	For the six months ended June 30,
	2025	2024	2025	2024
Thai Baht	0.0308	0.0291	0.0299	0.0275
Hong Kong Dollar	0.1274	0.1287	0.1282	0.1279
Chinese Renminbi	0.1396	0.1370	0.1382	0.1386

2.5	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2025 have been applied by the Company for the six months ended June 30, 2025. The adoption of these new and amended standards did not have material impact on the interim condensed consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2025, and they have not been early adopted by the Company in preparing these interim condensed consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the interim condensed consolidated financial statements of the Company.

2.6	Other financial assets at amortized cost

Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in “other gains/(losses)” together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Cash on hand	$584,556	$541,937
Cash in bank	22,867,712	21,394,485
Subtotal	23,452,268	21,936,422
Restricted cash – current	7,059	27,642
Restricted cash – non-current	1,517,155	1,432,738
Cash, cash equivalents, and restricted cash	$24,976,482	$23,396,802

4.	INTANGIBLE ASSETS

During the six months ended June 30, 2025 and 2024, no impairment loss related intangible assets was recognized by the Company.

5.	SHAREHOLDERS’ EQUITY

Equity transactions during the six months ended June 30, 2025:

On March 31, 2025, the Company entered into a Marketing Services Agreement (the “Marketing Services Agreement”) with Outside the Box Capital Inc. (“OTB”), pursuant to which the Company agreed to issue $150,000 of restricted Ordinary Shares of the Company, calculated at the closing price as of March 31, 2025, to OTB as consideration for its services provided under the Marketing Services Agreement. On March 31, 2025, the Company issued 151,256 restricted Ordinary Shares of the Company to OTB.

On April 11, 2025, the Company issued an aggregate number of 1,306,500 restricted ordinary shares to officers and certain employees for their service performed in 2024.

For the six months ended June 30, 2025, the Company issued 2,554,886 Ordinary Shares pursuant to the 2024 ATM offering for gross proceeds of $3,742,326. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $1.46. Pursuant to the At the Market Offering Agreement (“ATM Agreement”), a cash commission of $93,558 on the aggregate gross proceeds raised was paid to H.C. Wainwright & Co., LLC (the “Sales Agent”) in connection with its services under the ATM Agreement.

Equity transactions during the six months ended June 30, 2024:

The Company completed the separation with Handshake by returning 1,091 restricted ordinary shares which were canceled on March 4, 2024.

On March 6, 2024, the Company issued an aggregate number of 120,000 restricted ordinary shares to three independent directors on the Board of Directors, representing 60,000 restricted ordinary shares for their service performed in 2023 and 60,000 restricted ordinary shares for their service to be performed in 2024. The fair value for the 60,000 restricted ordinary shares for 2024 full-year service was $155,400. The Company recorded stock-based compensation expense of $77,700 for the six months ended June 30, 2024 and prepayments for independent directors’ fee of $77,700 as of June 30, 2024.

On May 7, 2024, the Company issued an aggregate number of 288,000 restricted ordinary shares to officers and certain employees for their service performed in 2023. Fair value for the 288,000 restricted ordinary shares for 2023 full-year service was $924,955. As of December 31, 2023, the Company made a provision for stock-based compensation of $830,000. For the six months ended June 30, 2024, the Company recorded the under-provided amount of $94,955.

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Staff expense	$2,722,106	$3,180,497
Professional fees	569,064	582,489
Depreciation and amortization expense	501,330	452,299
Rental expense	177,086	173,246
Other service fees	114,659	187,858
Travelling and entertainment expense	101,403	170,596
Other expenses*	521,008	113,470
	$4,706,656	$4,860,455

*	Other expenses mainly comprised of utilities expense, repairs and maintenance, cleaning expense, office expenses, stamp duties, training costs, etc.

7.	LEGAL RESERVE

Thailand

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company’s reserve has met the legal reserve requirement of $223,500 as of June 30, 2025 and December 31, 2024.

The PRC

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. For the six months ended June 30, 2025 and 2024, the Company did not accrue any legal reserve.

8.	RELATED PARTY TRANSACTIONS

The principal related party balances as of June 30, 2025 and December 31, 2024 are nil.

The principal related party transactions for the six months ended June 30, 2025 and 2024 are as follows:

Related party transactions:

		For the six months ended June 30,
Nature		2025	2024
		(Unaudited)	(Unaudited)
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$-	$431,193
Guardforce Aviation Security Company Limited	(b)	-	925
		$-	$432,118

Service/ Products delivered to related parties:
Shenzhen Kewei Robot Technology Co., Limited	(c)	$-	$4,652

Nature of transactions:

(a)	Guardforce Security (Thailand) Company Limited provided security guard services to the Company;

(b)	Guardforce Aviation Security Company Limited provided escort services to the Company;

(c)	The Company rented robots to Shenzhen Kewei Robot Technology Co., Limited.

9.	REVENUE AND CONSOLIDATED SEGMENT DATA

The Company generates its revenue primarily from three service lines: (1) Secured Logistics; (2) AI&Robotics Solution; and (3) General Security Solutions.

Each service line primarily renders the following services:

(1)	Secure Logistics

(i)	Cash-In-Transit – Non-Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center (CCC); (vii) Express Cash; (viii) Coin Processing Service; and (ix) Cash Deposit Management Solutions (GDM).

(2)	AI&Robotics Solution

(i)	Sale and Rental of AI&Robotics Solution; (ii) Advertising Service; and (iii) Solution Provider

(3)	General Security Solutions

(i)	Smart retail solution and (ii) Security engineering and maintenance

Disaggregation information of revenue by service type which was recognized based on the nature of performance obligation disclosed above is as follows:

	For the six months ended June 30,
	2025	Percentage of Total	2024	Percentage of Total
Service Type	$	Revenue	$	Revenue
	(Unaudited)		(Unaudited)
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$6,297,955	34.6%	$6,016,286	34.2%
Cash-In-Transit – Dedicated Vehicle to Banks (CIT DV)	1,914,764	10.5%	1,765,869	10.1%
ATM Management	3,349,420	18.4%	3,293,725	18.7%
Cash Processing (CPC)	2,133,633	11.7%	1,710,792	9.7%
Cash Center Operations (CCT)	903,368	5.0%	857,109	4.9%
Consolidate Cash Center (CCC)	285,110	1.6%	276,137	1.6%
Cash Deposit Management Solutions (GDM)	2,176,285	12.0%	1,842,026	10.5%
AI&Robotics Solution	107,470	0.6%	131,142	0.8%
General Security Solutions	1,039,181	5.6%	1,673,758	9.5%
Total	$18,207,186	100.0%	$17,566,844	100.0%

Selected information by segment is presented in the following tables for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
Revenues(1)	2025	2024
	(Unaudited)	(Unaudited)
Secured Logistics	$17,060,535	$15,761,944
AI&Robotics Solution	107,470	131,142
General Security Solutions	1,039,181	1,673,758
	$18,207,186	$17,566,844

(1)	The Company has no intersegment revenues.

	For the six months ended June 30,
Operating profit (loss)	2025	2024
	(Unaudited)	(Unaudited)
Secured Logistics	$541,031	$770,737
AI&Robotics Solution	(1,109,880)	(504,612)
General Security Solutions	(193,447)	(109,979)
Corporate and others (1)	(1,718,465)	(2,238,008)
Operating loss from continuing operations	(2,480,761)	(2,081,862)
Total other income from four segments	70,548	50,881
Foreign exchange (gain) losses, net:
- Secured Logistics	(4,793)	(1,544)
- AI&Robotics Solution	1,865	(30,030)
- Corporate and others	(16,138)	(17,467)
Finance income (costs), net:
- Secured Logistics	(56,670)	(41,598)
- AI&Robotics Solution	(6,153)	(16,462)
- General Security Solutions	131	(1,877)
- Corporate and others	313,026	239,864
Loss before income tax from continuing operations	(2,178,945)	(1,900,095)
Provision for income tax (expense) benefit	(48,177)	22,949
Net loss for the period from continuing operations	(2,227,122)	(1,877,146)
Net profit for the period from discontinued operations	-	38,719
Net loss for the period	(2,227,122)	(1,838,427)
Less: net profit attributable to the non-controlling interest	8,955	9,167
Net loss attributable to equity holders of the Company	$(2,236,077)	$(1,847,594)

(1)	Includes impairment of goodwill on acquired subsidiaries, non-cash compensation, legal and professional fees and consultancy fees for the Company.

Total assets by segment as of June 30, 2025 and December 31, 2024 are as follows:

Total assets	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Secured Logistics	$23,740,122	$21,448,136
AI&Robotics Solution	2,317,646	1,979,695
General Security Solutions	3,379,623	3,837,511
Corporate and others	18,071,269	17,427,077
	$47,508,660	$44,692,419

Total non-current assets by geographical segment as of June 30, 2025 and December 31, 2024 are as follows:

Total non-current assets	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
The PRC (including Hong Kong and Macau)	$3,073,099	$3,147,912
Thailand	12,466,694	10,528,245
Other countries	41,163	169,600
	$15,580,956	$13,845,757

10.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in May 2028. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of June 30, 2025, are as follows:

Amount
Twelve months ending June 30:
2026	$485,000
2027	256,667
2028	165,000
Total minimum payment required	$906,667

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2025 but not provided in the interim condensed consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-2	3-5
Contractual Obligations	Nature	Total	1 year	years	years
Service fee commitments	(a)	$91,562	$91,562	$-	$-
Operating lease commitments	(b)	217,539	155,970	41,824	19,745
		$309,101	$247,532	$41,824	$19,745

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems and Cauley International (Thailand) Co., Ltd. (“Cauley”) to provide maintenance service relating to counting machines for the Company’s Secure Logistics business. The service agreements with Stander and Cauley are comprised of a monthly fixed service fee and certain other fees as specified in the agreements, which will expire in August 2025 and December 2025, respectively.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

Bank guarantees

As of June 30, 2025, the Company had no commitments with banks for bank guarantees in favor of government agencies and others.

11.	SUBSEQUENT EVENTS

The Company has evaluated and determined that there are no material subsequent events that require disclosure or adjustment to the financial statements.

For the period from July 1, 2025 to September 23, 2025, the Company issued 2,086,913 Ordinary Shares pursuant to the 2024 ATM offering for gross proceeds of $2,607,126. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $1.25. Pursuant to the ATM Agreement, a cash commission of $65,178 on the aggregate gross proceeds raised was paid to the Sales Agent in connection with its services under the ATM Agreement.